SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                    For the month of May, 20004

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



For immediate release 6 April 2004


          SCHRODER VENTURES INTENATIONAL INVESTMENT TRUST PLC ("SVIIT")
            QUARTERLY PORTFOLIO DISCLOSURE OF TEN LARGEST INVESTMENTS

SVIIT announces that at 31 March 2004, its ten largest investments were:





Company                                *% of Gross  *% of Net Assets       **Unaudited Valuation of holding at 31
                                            Assets                                                     March 2004
                                                                                                          GBP'000

Memec                                          8.7              10.2                                       53,616

Travelodge & Little Chef                       7.4               8.6                                       45,338

Ferretti                                       6.6               7.7                                       40,780

Cognis                                         6.2               7.3                                       38,234

SEAT Pagine Gialle                             5.8               6.8                                       35,573

Austriamicrosystems                            4.3               5.1                                       26,737

Hogg Robinson                                  4.0               4.7                                       24,716

Takko                                          2.7               3.1                                       16,558

Premiere                                       2.3               2.7                                       14,320

Inmarsat                                       2.2               2.5                                       13,387



* Gross and Net Assets as at 31 December 2003.

**The unaudited valuation at 31 March 2004 was calculated on the basis of the asset valuation at 31 December 2003. With the exception of new investments, the asset valuation has not been adjusted for any currency movements since 31 December 2003.

SVIIT's underlying portfolio of companies will be revalued in accordance with the British Venture Capital Association (BVCA) guidelines at 30 June 2004.

This announcement was made in accordance with the Listing Rule 21.20 (l) (ii) which requires, inter alia, UK listed Investment Companies to notify to a Regulatory Information Service, within two business days of the end of each quarter, a list of all investment with a value greater than 5% of the Company's gross assets and at least the Company's ten largest investments as at the last business days of that quarter.

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter                                                   020 7010 8925



                                SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Schroder Ventures International Investment Trust plc

2. Name of director

John McLachlan

     3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Schroder Nominees Limited as a registered holder of shares in the Schroder PEP/ISA Plan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Plan Charge Repurchase

7. Number of shares / amount of stock acquired

-

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

16

10. Percentage of issued class

0.00001%

11. Class of security

Ordinary shares

12. Price per share

493.5p

13. Date of transaction

5 April 2004

14. Date company informed

19 April 2004

15. Total holding following this notification

18,061 ordinary shares

16. Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

Director not yet informed

24. Name of contact and telephone number for queries

Neil Olofsson - 020 7658 3496

25. Name and signature of authorised company official responsible for making this notification

Neil Olofsson

Date of Notification

20 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                    SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Schroder Ventures International Investment Trust plc

2. Name of director

Nicholas Ferguson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Schroder Nominees Limited as a registered holder of shares in the Schroder PEP/ISA Plan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Notification includes Mrs J Ferguson

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Plan Charge Repurchase

7. Number of shares / amount of stock acquired

-

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

5

10. Percentage of issued class

0.000004%

11. Class of security

Ordinary shares

12. Price per share

493.5p

13. Date of transaction

5 April 2004

14. Date company informed

19 April 2004

15. Total holding following this notification

233,279 ordinary shares (beneficial)

27,900 ordinary shares (non-beneficial)

GBP100,000 Convertible Bonds due 2011

GBP500,000 Convertible Bonds due 2013

16. Total percentage holding of issued class following this notification

0.207%

0.025%

0.25%

1.25%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

Director not yet informed

24. Name of contact and telephone number for queries

Neil Olofsson - 020 7658 3496

25. Name and signature of authorised company official responsible for making this notification

Neil Olofsson

Date of Notification

20 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


For immediate release 22 April 2004

         SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (SVIIT)
           PARTIAL REALISATION OF INVESTMENT IN SEAT PAGINE GIALLE

SVIIT has been advised that funds advised by Permira have divested 19% of their indirect holding in SEAT Pagine Gialle.

The approximate net value of this partial realisation for SVIIT is GBP11.7 million, a gross multiple of approximately two times the attributable cost. SVIIT expects to receive net proceeds of approximately GBP11.0 million from the sale, with the remainder being held within P123 for reinvestment in Permira Europe III.

The value of this partial realisation represents an uplift of approximately 3.8p per share (fully diluted) to the December 2003 net asset value.

The valuation of SVIIT's remaining holding in SEAT Pagine Gialle will remain at cost, and allowing for exchange rate movements is approximately GBP27.2 million. SVIIT's portfolio of companies will be valued in accordance with BVCA guidelines at 30 June 2004.

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter                                                  020 7010 8925

Weber Shandwick Square Mile
Peter Corbin /Nick Dibden                                        020 7067 0700


                                                                 27 April 2004


                       Substantial Share Interest Notification

We are writing to advise you that the Company was notified on 27 April 2004 that, following a disposal of an interest in some of its shares in the Company on 26 April 2004, Morgan Stanley Securities Limited no longer has a notifiable interest in the ordinary shares of GBP1 each in the Company.

Enquiries:

Neil Olofsson
Schroder Investment Management Limited
Tel: 020 7658 3496


                                                                29 April 2004

              Schroder Ventures International Investment Trust plc

                            Annual General Meeting


The Company announces that at the Annual General Meeting of the Company, held at 31 Gresham Street, London, EC2V 7QA, at 12.00 noon on Thursday 29 April 2004, Resolutions 1 to 10 as set out in the Notice of Meeting were duly passed.

Resolution 10 changed the Company's name to SVG Capital plc and this change will become effective on the issue of an appropriate Certificate of Incorporation on Change of Name by the Registrar of Companies which is expected to occur on 10 May 2004.



Enquiries:

Neil Olofsson

Schroder Investment Management Limited       020 7658 3496





For immediate release 7 May 2004

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

                     CHANGE OF NAME TO SVG CAPITAL PLC


Further to the announcement made by the Company on 29 April 2004, the Company's change of name was effected by the issue of a Certificate of Incorporation on Change of Name by the Registrar of Companies on 7 May 2004.

Shareholders are reminded that their shareholdings are unaffected by this name change and that existing share certificates should be retained, as they will remain valid for all purposes. Any new share certificates issued after the receipt of the Certificate of Incorporation on Change of Name will bear the Company's new name.

For further information, please contact:

Alice Todhunter
SVG Advisers Limited                                              020 7010 8925



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC


Date:  12 May 2004


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries